Exhbit 99.1

For Immediate Release January 31, 2005

Gold Fields Accelerates Essakan Project to Top Priority

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that its joint venture partner, Gold Fields Limited, has agreed to accelerate exploration and development of the Essakan Project in Burkina Faso, West Africa. This has resulted in the drilling budget for the next four months being increased by US $1.4 million to US $3.8 million with the objective of completing a new resource calculation for the Essakan Main Zone (“EMZ”) by June, commencing a full feasibility study in September, and making a final production decision by June, 2006.

On completion of the new budget, which is subject to final approval by Gold Field’s Executive Committee on February 6th, Gold Fields will have surpassed their commitment to spend US $8.0 million to earn a 50 per cent interest in the project. Gold Fields will increase their interest to 60 per cent by completing the bankable feasibility study. Orezone is currently the operator of the project and is fully carried until a production decision is made. Thereafter, Orezone will be responsible for 40 per cent of project development costs.

The majority of the new budget is for 48,000m of resource expansion and definition drilling with the objective of increasing both the size of the resources in the EMZ and the percentage of resources in the measured and indicated categories. Results to date have indicated that current resources extend along strike and at depth and have demonstrated that there is continuity to the higher grade portions of the orebody. The accelerated drilling program will enable the joint venture partners to update resources by June and commence a full feasibility study in September. A Gold Fields development team is scheduled to visit the property in February to initiate work on a number of the elements required for the feasibility study including baseline environmental studies, metallurgical testing and resource modelling.

Craig Nelsen, Vice President of Exploration for Gold Fields Limited commented that “We are extremely pleased with the work done by Orezone to date. Their project team lead by Pascal Marquis in Burkina Faso has proven to be our most efficient in terms of total cost per metre drilled and more importantly, has proven that there is a great deal of potential to increase resources in the EMZ and surrounding targets. Essakan has become our highest priority gold exploration and development project and we look forward to working with Orezone to move it towards production as quickly and as efficiently as possible.”

Ron Little, President of Orezone stated that “We will be extremely busy over the next five months with a total exploration budget of over US$7.5 million including US $3.7 million that will be spent on our own Bondi and Sega projects. We expect to have 3 to 4 drill rigs operating continuously at Essakan and 2 to 3 additional drill rigs operating continuously between Bondi, Sega and several other projects. ”

Orezone Resources Inc. (OZN:TSX, AMEX) is an emerging Canadian gold producer with three advanced exploration projects and a number of highly prospective exploration properties in Burkina Faso, West Africa. Burkina Faso is a politically stable country that is located in one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.
For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

Phone (613) 241-3699	Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.